SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)
(Amendment No. 2)

Pershing Gold Corporation.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001

(Title of Class of Securities)

715302105

(CUSIP Number)

Harvey Kesner, Esq.
61 Broadway, 32nd Floor
New York, New York 10006

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ] Rule 13d-1(b)
[ X ] Rule 13d-1(c)
[    ] Rule 13d-1(d)

CUSIP No. 715302105

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 46,915,077
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 46,915,077
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,915,077
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6% (based on 266,592,027 shares of Common Stock issued and outstanding as of February 14, 2013)
12	TYPE OF REPORTING PERSON OO

CUSIP No. 715302105

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Phillip Frost
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 46,915,077 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 46,915,077 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,915,077 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6% (1) (based on 266,592,027shares of Common Stock issued and outstanding as of February 14, 2013)
12	TYPE OF REPORTING PERSON IN

(1)
Held by Frost Gamma Investments Trust of which Dr. Phillip Frost is the trustee.  Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust.  Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

Item 1(a).                   Name of Issuer:

Pershing Gold Corporation

Item 1(b).                   Address of Issuer's Principal Executive Offices:

1658 Cole Boulevard
Building 6-Suite 210, Lakewood, CO 80401

Item 2(a).                   Name of Person Filing.

This statement is filed on behalf of Frost Gamma Investments Trust (the “Trust”) and Dr. Phillip Frost (together with the Trust, the “Reporting Persons”).

Item 2(b).                   Address of Principal Business Office or, if None, Residence.

4400 Biscayne Boulevard, Miami, FL 33137

Item 2(c).                   Citizenship.

The Trust is established in Florida and Dr. Frost is a citizen of the United States.

Item 2(d).                   Title of Class of Securities.

Common Stock, par value $0.0001.

Item 2(e).                   CUSIP Number.

715302105

Item 3.                        Type of Person.

Not applicable.

Item 4.                        Ownership.

(a)	Amount beneficially owned: 46,915,077 (1)
(b)	Percent of class: 17.6% (1) (based on 266,592,027shares of Common Stock issued and outstanding as of February 14, 2013)
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 46,915,077 (1)
(iii)	Sole Power to dispose or to direct the disposition of: 0
(iv)	Shared Power to dispose or to direct the disposition of: 46,915,077 (1)

(1) Held by Frost Gamma Investments Trust of which Dr. Phillip Frost is the trustee.  Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust.  Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

Item 5.                 Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not applicable.

Item 8.                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                 Notice of Dissolution of Group.

Not applicable.

Item 10.               Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2013

Frost Gamma Investments Trust

Signature: /s/ Phillip Frost, M.D.
Name/Title: Phillip Frost, M.D., Trustee

Signature: /s/ Phillip Frost, M.D.
Name: Phillip Frost, M.D.